

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
Scott Gallagher
Chief Executive Officer
TheDirectory.com, Inc.
15100 Hutchison Rd., Suite 125
Tampa, Florida 33625

>   **Re: TheDirectory.com, Inc.**
>   **Amendment No. 3 to Registration Statement on Form 10-12G**
>   **Filed April 30, 2014**
>   **Amendment No. 4 to Registration Statement on Form 10-12G**
>   **Filed May 6, 2014**
>   **File No. 000-31431**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business.

Intellectual Property, page 7

1.   We note your response to comment 2. Please update the list to include the acquired domain names www.hellooperator.com, www.hellometro.com, www.hellolocal.com and any other directories that are being used.

Note 6 – Intangible Assets, page F-10

2.   We note your response to comments 3, 4 and 5, and the attached overview of the acquired technology asset. In your overview of the acquired technology based asset you state the asset is "a set of custom designed PHP and data based source code developed to operate

Scott Gallagher
TheDirectory.com, Inc.
May 9, 2014
Page 2

and power … websites".   In light of this description, we continue to remain unclear why the guidance in ASC 350-50-25-4 does not apply to this asset. We reiterate our previous comments.

3.   Please also disclose your policy for the recognition and measurement of impairment of the internet domain portfolio.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
         Amy Trombly, Esq.